December 11, 2019

Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

       Re: 20/20 GeneSystems, Inc.
           Amendment No. 2 to Preliminary Offering Statement on Form 1-A Filed November 26, 2019
           File No. 024-11056

Dear Mr. Cohen:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Preliminary Offering Statement on Form 1-A

Exhibits

1.    We note the subscription agreement includes a fee shifting provision in
Section 9. Please
      expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. Please also disclose whether purchasers of shares in a secondary transaction would be subject to these provisions. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.
 Jonathan Cohen
FirstName LastNameJonathan Cohen
20/20 GeneSystems, Inc.
December Name20/20 GeneSystems, Inc.
Comapany11, 2019
Page 2
December 11, 2019 Page 2
FirstName LastName
       Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Louis A. Bevilacqua